

The Clorox Company





WHAT WE SEE

**2023 INTEGRATED ANNUAL REPORT
EXECUTIVE SUMMARY**

TABLE OF CONTENTS



STRENGTH IN NUMBERS: FY23 AT A GLANCE

$7.4B
NET SALES

8,700
EMPLOYEES

100+
MARKETS

25
COUNTRY/TERRITORY OPERATIONS

80%
OF PORTFOLIO IS #1 OR #2 SHARE BRANDS

9 OUT OF 10
U.S. HOMES HAVE OUR PRODUCTS

60%
OF PORTFOLIO WITH SUPERIOR CONSUMER VALUE*

* as measured by our consumer value metric

WE SEE *a* Strong, resilient company





Guided by our IGNITE strategy, Clorox is positioned to succeed today and in the future. Our brands have never been stronger, and thanks to investments in our business we are creating stakeholder value and delivering on our purpose to champion people to be well and thrive every single day.

DEAR STAKEHOLDER,

Fiscal 2023 was a milestone year as we returned to growth and expanded margins amid challenging operating conditions, all while living our purpose and values.

Though we faced significant inflationary pressures, demand normalization and pockets of supply chain disruptions, we went into the year committed to driving top-line growth and rebuilding margins while investing in the long-term health of our brands, categories and capabilities. And, our team delivered just that. Furthermore, by playing to win in an increasingly competitive marketplace, we continued to take the right steps to build a stronger, more resilient company and create long-term value for stakeholders.



This fiscal year we achieved record-high revenue. Net sales increased 4% — within our long-term target range — reflecting growth in three of our four reportable business segments, supported by a resilient consumer and improved supply chain performance. Despite implementing several rounds of cost-justified pricing, our categories held up well and we maintained total company market share, underscoring the superior value of our brands and the roles they play in consumers' daily lives. While we are encouraged by the stability of market share, we intend to grow share over time.

Gross margin expanded 360 basis points, primarily due to pricing and record cost savings, and adjusted earnings per share grew 24%. Consequently, cash flow from operations increased 47%, enabling us to invest further in our business, our brands and our people, while returning capital to shareholders through a dividend increase.

" THE INVESTMENTS WE'RE MAKING TO DEVELOP CONSUMER-INSPIRED INNOVATION, STRENGTHEN OUR ADVANTAGED PORTFOLIO OF SUPERIOR BRANDS AND TRANSFORM OUR COMPANY ARE REINFORCING OUR COMPETITIVE ADVANTAGE AND POSITIONING US TO DRIVE SUSTAINABLE, PROFITABLE GROWTH. "

TRANSFORMING OUR COMPANY THROUGH IGNITE

IGNITE continues to be the right strategy for our company, balancing the delivery of short-term results with our long-term vision. The investments we're making to develop consumer-inspired innovation, strengthen our advantaged portfolio of superior brands and transform our company are reinforcing our competitive advantage and positioning us to drive sustainable, profitable growth. At the same time, IGNITE fully integrates our environmental, social and governance considerations into our commercial plans and business units to mitigate risks, increase resilience and maximize opportunities and impact.

Fuel Growth: We leaned into our hallmark cost-savings program and delivered savings above our IGNITE goal of 175 basis point EBIT margin accretion. On top of that, we generated incremental savings from our streamlined operating model and its leaner operating structure. With operational excellence, we made good progress on our commitment to rebuild margin back to pre-pandemic levels and fuel growth in our brands.

Innovate Experiences: Innovation is at the heart of our company and how we deliver superior value experiences through our brands. Our focus on bigger, stickier innovation platforms that win in the market and create multiyear value is yielding results as we've realized significant incremental growth from innovation over the past four years. In fiscal 2023, we launched innovations across all our major brands, strengthening our ability to fuel growth in the years ahead. At the same time, we're prioritizing investments in advertising and sales promotion to ensure we have valuable brands that resonate with consumers. We hit an all-time high return on our marketing investment in fiscal 2023, due in part to our personalization efforts where we've nearly achieved our 2025 goal to know 100 million consumers. Together, these investments will enhance our value superiority at a time when it matters most to consumers.

Reimagine Work: We're investing in our digital transformation and new operating model to create a more consumer-obsessed, faster and leaner company, and maximize our ability to grow and operate more efficiently. Our digital transformation, which will enable new ways of working and put in place the capabilities and technology to increase our speed and agility, is on track, and we're set to roll out our new enterprise resource planning platform to our first region this fiscal year. In addition, the ongoing implementation of our streamlined operating model will allow us to be more responsive and closer to the consumer while generating significant, ongoing annual cost savings. These initiatives combined will put us on a path to get administrative costs as a percent of sales down to 13% over time.

Evolve Portfolio: We continue to see great opportunities to strengthen our core and expand our business and brands, and we have leaned into those opportunities through targeted investments. The superior value of our brands remains above pre-pandemic levels at 60%, a testament to our strong, trusted brands and the value they deliver to the consumer.

DELIVERING ACCELERATED FINANCIAL PERFORMANCE

	ANNUAL GOALS	IGNITE PROGRESS*
Sales Growth	+3 to 5%	4.4% (four-year compound annual growth rate)
Adjusted EBIT Margin Improvement	+25 to 50 basis points	-140 basis points (four-year average)[1]
Free Cash Flow % of Sales	11 to 13%	13.1% (four-year average)[2]

* As of June 30, 2023.

[1] Adjusted EBIT (a non-Generally Accepted Accounting Principles [non-GAAP] measure) represents earnings before income taxes (a GAAP measure), excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/gains related to acquisitions and other nonrecurring or unusual items). Adjusted EBIT margin is the ratio of adjusted EBIT to net sales. The four-year average adjusted EBIT margin growth/decrease is calculated as the sum of the growth/decrease in adjusted EBIT margin between each of fiscal years 2019 and 2020, 2020 and 2021, 2021 and 2022, and 2022 and 2023, divided by four.

[2] Free cash flow (a non-GAAP measure) represents net cash provided by operations less capital expenditures. The four-year average free cash flow is calculated as the average free cash flow as a percentage of net sales for fiscal years 2023, 2022, 2021 and 2020.

GROWING IN A SUSTAINABLE AND INCLUSIVE WAY

Doing business consistent with our values is core to our purpose and critical to how we drive growth, mitigate risks and create positive value for our brands, people and communities. That is why our ESG goals are integrated into IGNITE and the work is embedded into our business units. This year we created a new ESG executive management structure and hired our first vice president and head of sustainability fully dedicated to lead ESG work. We are committed to being in the top one-third of ESG industry leaders, leveraging the same innovative spirit we apply to

our brand portfolio with transparency and accountability as the cornerstones of our approach. As a signatory to the United Nations Global Compact, we continue to reaffirm our commitment to its Ten Principles.

People are at the center of everything we do, and we can only deliver on our purpose when we foster a workplace culture that prioritizes our teammates' safety and supports their total well-being. In fiscal 2023, we maintained a recordable incident rate significantly below our target and the industry average. In addition, we continued to take a holistic approach to support the physical, mental and financial health of our teammates, backed by a combination of benefits, programs and resources tailored to their diverse needs.

We also made great strides on our journey to embed inclusion, diversity, equity and allyship, or IDEA, into our business. This includes working to accelerate growth through more inclusive, purpose-driven brands; embedding IDEA more fully into our performance and talent programs and increasing cultural competency through development

> " WE ARE COMMITTED TO BEING IN THE TOP ONE-THIRD OF ESG INDUSTRY LEADERS, LEVERAGING THE SAME INNOVATIVE SPIRIT WE APPLY TO OUR BRAND PORTFOLIO WITH TRANSPARENCY AND ACCOUNTABILITY AS THE CORNERSTONES OF OUR APPROACH."

programs globally, including inclusive leadership training; and progressing on diverse representation and advancement efforts while promoting equitable practices. Innovation is people-led, and we know that creating a workplace where people can be their best selves, do their best work and play an active role helping us innovate and grow will make Clorox a stronger company and accelerate our IGNITE journey.

People can thrive only if the planet is healthy, which is why we're taking decisive climate action and addressing plastic and other waste. In addition to maintaining 100% electricity from renewable energy for our U.S. and Canada operations, which helped us accomplish our 2030 scope 1 and 2 science-based targets, we also achieved 88% of our goal to have 100% recyclable, reusable or compostable packaging by 2025; and attained zero-waste-to-landfill, or ZWtL, status in over half of our facilities and 80% of our plants. That said, we know we can't achieve our climate goals alone and have published a Climate Action Plan that outlines our approach. We are making efforts toward engaging high-impact and strategic suppliers through coalitions like the Supplier Leadership on Climate Transitions collaborative to understand where we can align on climate action to realize our ambitious scope 3 science-based targets.

As a result of our efforts, we earned the top ranking on Barron's list of 100 Most Sustainable U.S. Companies for 2023. While we're incredibly honored by this achievement, we have more work ahead to continue creating more value for our stakeholders.

CONFIDENCE IN THE FUTURE

We expect the environment to remain volatile with macroeconomic uncertainty persisting. Nevertheless, I am confident we are taking appropriate actions to build on our momentum from the past year to maintain top-line growth, rebuild margin and drive our transformation forward.

Our company has navigated through many economic cycles over our 110-year history, and we'll continue to make the changes and innovation needed to create an enduring and sustainable company for ourselves and our stakeholders.

I'd like to thank my Clorox teammates for their contributions throughout the year. They make it possible for us to meet the evolving needs of our consumers, customers and communities every single day.

Thank you for your continued support, confidence and trust in Clorox.



Linda Rendle
Chief Executive Officer



COMPANY PURPOSE & STRATEGY

PURPOSE
We champion people to be well and thrive every single day.

VISION
Exceptional innovators who earn people's enduring loyalty.

OBJECTIVE
Deliver purpose-driven growth.



IGNITE STRATEGY

Integrated strategic choices

FUEL GROWTH
Widen the funnel on how we deliver cost savings, leveraging technology and sustainability to generate fuel for growth.

INNOVATE EXPERIENCES
Turn data into insights to build purpose-driven, personalized brands and deliver bigger, stickier innovation platforms while enhancing consumer shopping experiences — allowing us to better serve people.

REIMAGINE WORK
Galvanize our people with a bolder, more inclusive workplace in which we simplify our operations, tap technology and move more quickly to drive growth.

EVOLVE PORTFOLIO
Broaden our playing field in and around our core business, emphasizing consumer megatrends, including sustainability, and continue to lean into enhanced wellness.

Integrated ESG approach

HEALTHY LIVES
Improving people's health and well-being.

CLEAN WORLD
Taking climate action and reducing plastic and other waste.

THRIVING COMMUNITIES
Investing in our people and communities to contribute to a more equitable world.

STRONG GOVERNANCE
Enhancing our leadership in ESG through an unwavering commitment to strong corporate governance and ESG performance overseen by the board of directors.



OUR 2023
PROGRESS

During the year, we continued to make progress against our IGNITE strategy. We drove top-line growth and rebuilt margins amid a challenging operating environment while continuing to invest in the long-term health of our brands, categories and capabilities. These investments helped us deliver consumer-inspired innovation, further strengthen our brand value, advance our digital transformation and streamline our operating model to position us to drive long-term profitable growth. We're proud to share highlighted progress against how we delivered these objectives, all thanks to our team's commitment, hard work and strong execution.

WE SEE

Growth fueled



By harnessing technology and embracing sustainability, we can achieve cost savings that can then be used to fund investments in brand innovation and portfolio evolution. We achieve this by executing our hallmark cost-savings program successfully and capitalizing on the superior value of our brands and their role in consumers' daily lives.

FY23 HIGHLIGHTS

- **Achieved four consecutive quarters of record cost savings,** above our 175 basis-point IGNITE goal. This, coupled with the implementation of record levels of cost-justified pricing actions, contributed to margin improvement and supports investment in our business.

- **Reduced inventory for six consecutive quarters,** demonstrating that our supply chain optimization efforts are working as planned. This improvement not only enabled us to better fulfill demand, but also supported merchandising activities and, importantly, improved cash flows.

- **Invested in the business** to find efficiencies and meet increased consumer demand through our new cat litter manufacturing facility in Martinsburg, West Virginia.

- **Achieved zero-waste-to-landfill , or ZWtL, status in two additional facilities** — the Burt's Bees plant in Morrisville, North Carolina, and our cleaning plant in San Juan, Argentina — advancing us to 80% of our goal for 100% ZWtL plants by 2025.





PATHWAY TO CLIMATE ACTION

With more than half of our emissions coming from the sourcing of ingredients, packaging and services to support our business, we continued to execute our Climate Action Plan by engaging suppliers — and our business units — to help advance our 2030 science-based targets and 2050 net zero commitment, including:

- Inviting nearly 50 priority suppliers to participate in the Supplier Leadership on Climate Transition collaborative, which helps build capacity for measuring emissions and setting science-based targets.

- Achieving a 78% response rate from priority suppliers for the 2022 CDP Supply Chain questionnaire, which improves visibility into their carbon footprint and reduction targets. This helps us assess suppliers' progress to reduce greenhouse gas emissions that are included in our scope 3 footprint.

DRIVING OUR DIGITAL TRANSFORMATION



REINVENTING CONNECTIONS WITH CONSUMERS AND CUSTOMERS

A $500 million investment in our digital transformation is gaining momentum and creating important business efficiencies and growth. The intent is to ensure that every technology component that's part of this work is enabled by integrated, clean data that's used across systems and functions. Concurrently, we're sharpening internal capabilities and processes to best leverage this data for analytics and insights that help us make smarter decisions faster and delight consumers and customers. Some examples of this digital transformation include:

Improving Innovation

We are automating key pieces of the innovation process and elevating capabilities to better manage product life cycles and regulatory compliance. Critical information about our products — such as formulas, raw materials, packaging designs, processes and procedures — will be better integrated across systems to more efficiently make products to spec and comply with regulations.

Enhancing Digital Commerce

We continue to accelerate our brand presence online with retailers, giving consumers more purchasing options to better suit their needs. We relaunched several consumer-facing websites, including BurtsBees.com and Brita.com for a streamlined shopping experience and launched BetterYourHealth.com — a one-stop shop for our vitamin, mineral and supplement brands — for a more convenient consumer experience.



CREATING PERSONALIZED INTERACTIONS THROUGH TRANSFORMATIVE TECHNOLOGY

CloroxPro, part of our professional products business unit, has been on a digital transformation journey to better serve its customers in healthcare, education, hospitality and other industries that have widely adopted online purchasing since the pandemic.

The business is leaning into this new digital marketplace through every stage of the selling process. New tools for customer relationship management, marketing automation and content management are enabling marketing personalization and tailored business solutions. As a result, teams can focus on building relationships and new growth opportunities, with the goal of better serving both their distributor partners and end users.



Integrating and Personalizing Consumer Experiences

We've nearly achieved our 2025 goal to know 100 million consumers, which will help us better personalize messaging and increase consumer lifetime value. Leveraging our centralized consumer data and digital asset management platform improves our ability to reach our consumers with the right message at the right time. For example, Glad delivered personalized ads with varying benefits based on different consumer motivations, such as wanting to avoid ick and germs versus wanting to create a welcoming space for friends and family. These efforts are delivering improved ROI, with greater efficiencies and higher engagement from our paid media and owned channel activations.

WE SEE Innovative experiences



EASY SQUEEZE
Hidden Valley
Ranch
PICKLE

We enhance consumer satisfaction by delivering purpose-driven and personalized brands, creating more engaging innovation platforms and providing improved shopping experiences. With an innovation focus that extends beyond our products to our supply chain, packaging and business models, we're tapping technology for better insights and agility and to deliver frictionless brand experiences.

FY23 HIGHLIGHTS

- **Introduced innovation across all major brands,** including Clorox, Fresh Step and Glad, that meets consumers' needs and supports their well-being.
- **Nearly reached our 2025 goal of knowing 100 million consumers,** helping us gain better insights and improve marketing ROI through greater personalization.
- **Launched partnership innovations with Hamilton Beach Brands Inc.,** including Clorox Air Purifiers that help remove particulates in the air and Brita Hub Countertop Water Filtration Appliances designed to reduce over 70 contaminants* to deliver superior hydration in an innovative and convenient format.

* Visit www.brita.com/performance-data for more details. Substances reduced may not be in all users' water.

- **Unveiled first-ever direct-to-consumer site at Clorox.com** that simplifies shopping for the next generation of consumers, while providing data to personalize consumer experiences, gathering insights to deepen brand loyalty and increasing consumer spending in national scaled marketing and promotion efforts.
- **Increased participation on Amazon and Walmart.com** to offer a wider assortment of products directly to consumers.
- **Achieved 88% of our 2025 circular economy goal for 100% recyclable, reusable or compostable packaging** by rolling out more products that enable consumers to easily remove nonrecyclable labels that inhibit recyclability of packaging, including bottles, closures and triggers.







BURT'S BEES
TAKE CARE
CLEO WADE
BURT'S BEES
CLEO WADE
SIGNATURE BALMS
LOVE

AMPLIFYING SELF-CARE & LOVE

Burt's Bees strives to provide naturally sourced, sustainable products that consumers can feel good about. That's why the brand teamed up with author and poet Cleo Wade to create a curated gift collection born out of a mutual appreciation for self-care, empowerment and a deep love for people and the planet. Available exclusively at Target, the program reached an important multicultural, NextGen consumer and resulted in a 20% year-over-year increase in sales for the brand's Target Holiday Program.

FY23 INNOVATION HIGHLIGHTS

🌲 Innovation with environmental sustainability attributes

🌍 International



• Brita Hub Instant Powerful Countertop Water Filtration 🌍 🌲



• Burt's Bees & Above & Beyond Refillable Beeswax Lip Balm 🌲

• Burt's Bees Beeswax + Shea Lip Balms with paper tube packaging 🌍 🌲

• Burt's Bees Clear & Balanced line 🌍 🌲
  Post Acne Mark Cream
  Even Tone Liquid Exfoliant
  Skin Balancing Gel Cream
  Breakout Defense Foaming Wash
  Deep Cleansing Acne Scrub

• Burt's Bees Booster Serums 🌍 🌲
  Hydrating, Brightening, Antioxidant, Firming

• Burt's Bees SPF 30 Sensitive Solutions Calming Day Lotion 🌍 🌲

• Burt's Bees Rescue Lip Relief 🌍 🌲

• Burt's Bees Baby Bee Refillable Shampoo and Wash 🌍 🌲

• Burt's Bees Shea line 🌲
  Shea + Creamy Coconut Healing Hand & Body Lotion
  Shea + Creamy Coconut Deeply Moisturizing Hydra Balm



• Clorox Bathroom Ultra Foamer 🌲

• Clorox Free & Clear line 🌲
  Disinfecting and Sanitizing Mist Spray
  Multi-Surface Spray Cleaner
  Compostable Wipes



• Clorox EcoClean line 🌲
  Disinfecting Cleaner
  All-Purpose Cleaner
  Glass Cleaner


VALUE SIZE
42LB
Scoop Away
COMPLETE PERFORMANCE PLUS
50% MORE
Fresh Step
CRYSTALS
HEALTH MONITOR
7LB

- Fresh Step Crystals Health Monitor Unscented
- Fresh Step Febreze with Gain Moonlight Breeze
- Scoop Away Complete Performance Plus 🌎


GLAD
ForceFlex
MaxStrength
CLOROX
13 GALLON TALL KITCHEN
40
Pine-Sol
25

- Glad ForceFlex MaxStrength Trash Bags
- Glad ForceFlex with Pine-Sol Trash Bags


NEOCELL
SUPER COLLAGEN
PEPTIDES
Unflavored
BRAIN
HEALTH & MEMORY
60 GUMMIES
NEOCELL
VEGAN
BEAUTY BUILDER
COLLAGEN ALTERNATIVE

- Natural Vitality CALM
  MIND Powders
  Magnesium Powder Stick Packs
  Magnesium Glycinate Capsules
  Magnesium Citrate Strawberry Gummies
- Natural Vitality BRAIN Health & Memory Gummies
- NeoCell
  Marine Collagen with Beauty Blend Powder
  Vegan Beauty Builder
  Super Collagen Powder with Aloe
  Super Collagen Peptides Powder Stick Packs

- Hidden Valley Easy Squeeze Bottle
  Pickle Flavored Ranch
  Buffalo Ranch
- Hidden Valley Secret Sauce
  Cajun
- Hidden Valley Ranch Night! Premium Seasoning Mix
  Black Pepper Parmesan
  Zesty Alfredo


Hidden Valley
Ranch
PICKLE
BUFFALO
RANCH
SECRET SAUCE

- Kingsford Chef's Blend 100% Natural Hardwood Pellets
- Kingsford High Heat Briquets
- Kingsford Low & Slow Briquets


KINGSFORD
CHEF'S BLEND
PELLETS
100% NATURAL HARDWOOD
HICKORY·CHERRY·OAK
35 LBS
EXCELLENT FOR
SEARING
KINGSFORD
HIGH HEAT
BRIQUETS
EXCELLENT FOR
LONG COOKS & SMOKES
KINGSFORD
LOW & SLOW
BRIQUETS

WE SEE

Reimagined work



Our culture evolves by galvanizing people through an inclusive workplace, simplifying operations and leveraging technology for growth. We thoughtfully invested in digital resources to make work faster and leaner, while placing our people at the center of our experiences. Strengthened by an unwavering commitment to inclusion, diversity, equity and allyship, we're driving agility, efficiency and impact that aligns with financial goals.

FY23 HIGHLIGHTS

- **Executed our ongoing listening strategy** as part of a continuous improvement mindset to gauge teammates' perceptions of Clorox as a place to work. In fiscal year 2023, our teammate engagement score was again 82%, in line with the 50th percentile for Fortune 500 benchmarks and above the 50th percentile for industry benchmarks.

- **Continued to introduce and strengthen new ways of working** that build upon our hybrid work experience. We also introduced new tools and technologies that allow teammates to collaborate more effectively, work smarter and make faster, more informed decisions.

- **Achieved pay equity for nonproduction teammates** for gender globally and race and ethnicity in the U.S.*

- **Offered seven mentoring programs to develop our talent** — enrolling 973 teammates — for general and more specialized audiences, including a group program designed for our women's employee resource group members.

- **Reported a 0.55 recordable incident rate,** which is significantly lower than the average for goods-producing manufacturing companies. To ensure all production teammates are trained consistently and comprehensively, our Global Safety and Environmental team expanded its monthly education program into four languages within the continental U.S.





A STREAMLINED OPERATING MODEL

This year we began implementation of a streamlined operating model to create a faster, leaner, consumer-obsessed company designed to enhance our ability to respond more quickly to changing consumer behaviors, innovate faster and increase future cash flow as a result of cost savings. This helps create a business unit-led culture that drives growth through our powerful brands, further embeds ESG into our operations, modernizes our capabilities, and empowers our people for better teammate experiences and ultimately superior business outcomes.

* There are no statistically significant differences (at a confidence level of 95%) in pay by gender globally and race/ethnicity in the U.S., accounting for relevant factors such as grade level, location and experience.



SUPPORTING TEAMMATES' GROWTH AND WELL-BEING

Clorox teammates are the driving force behind our success. They live our purpose and help advance our IGNITE goals. In turn, we put a considerable focus on teammates' well-being and professional growth.

This fiscal year, for instance, we organized a global Career Week — five days packed with engaging content, panels, mentorship guidance and conversations to guide people on what it means to have a successful career at Clorox and actions they can take to achieve that. We made it easier for teammates to explore new job opportunities by internally posting all roles below director level in an effort to increase transparency and support career growth at the company. We also implemented a new candidate assessment to help ensure a consistent selection process.

We remain committed to fair and equitable pay for all Clorox teammates and have further built upon our culture of trust and transparency by including pay ranges in all U.S. job postings. While we've shared U.S. pay ranges internally for more than 10 years, now all candidates — internal and external — can determine up front whether an open position aligns with their personal and professional goals.



We rolled out an external campaign highlighting teammates' stories to help instill pride among our people and attract new talent with the critical skills and capabilities we need to succeed now and in the future. This employer value proposition campaign focuses on what sets us apart: dedication to growth for our brands and people, our purpose and values, and our people-centered culture, and showcases what makes Clorox a truly unique place to work.

Finally, we introduced a global recognition program to drive culture change and reinforce our focus on being faster, leaner and more consumer-obsessed.

ENSURING BETTER WELL-BEING FOR ALL OF US

Consistent with our purpose and values, we continue to support teammates' physical, mental and financial well-being through our benefit programs, policies and resources. In fiscal year 2023, we transitioned to our Flexible Time Off policy, offering most U.S. nonproduction teammates the ability to take the time off they need during the year, and introduced "Recharge Weeks," allowing teammates to take vacation at the same time so everyone can truly disconnect and return to work refreshed. To ensure production teammates can also take the time off they need, we added additional Flex days to their time-off benefit. We also implemented comprehensive and inclusive family-forming benefits, supplemental health benefits for additional financial protection and a preventive health screening campaign. We continued to support the mental well-being of teammates and their families through our partnership with a global employee assistance program, including educational webinars and communications campaigns coordinated closely with our Mental Health Champions employee resource group. Through these efforts, we've seen a significant increase in awareness of mental health resources in the U.S. this past year.

DRIVING GREATER INCLUSION AND IMPACT

Clorox is making strides and marking milestones on our journey to become a more diverse and inclusive company. This year we welcomed our new chief diversity and social impact officer, Shanique Bonelli-Moore, to the Clorox family. We also evolved our strategy from inclusion and diversity to IDEA — inclusion, diversity, equity, and allyship. This helps make sure processes and programs are impartial, fair and provide equal opportunities to everyone. The addition of allyship is a call to action for each teammate to take an active part in driving IDEA and makes our strategy a more actionable one across the company.

To ensure that each teammate plays an active role in shaping our vision for an inclusive culture, we provided information, inspiration and programs across the entire enterprise and for all teammates. A highlight this year was IDEAcon — a week filled with programming, events and engaging content. Teammates could delve deeper into IDEA strategy elements, connect with each other and participate in authentic and safe discussions with external speakers and company leaders.



Throughout the year, people managers in the company participated in inclusive leadership training. This provided valuable insights and skill-building sessions to help cultivate trust, value differences, embrace unique perspectives and address personal biases.

We continue to take great pride in more than a dozen employee resource groups, or ERG, which play a pivotal role in building community by celebrating our inclusive culture, nurturing professional development, and giving back to our communities through volunteering. This year we welcomed a new ERG to our roster — NATIV, or Native American, Tribal and Indigenous Voices.

We're also driving our IDEA commitment by building inclusive, purpose-driven brands that matter and serve more people around the world. These efforts focus on accelerating growth by winning with multicultural consumers through everything from innovation to marketing. Examples include Burt's Bees new Shea Butter line and Clear & Balanced Even Tone product, which were developed for the diverse skincare needs of our consumers. Additionally, Kingsford's Preserve the Pit program in its third year celebrates Black barbecue culture and invests in its future.



WE SEE an Evolving portfolio

We broaden our core business by unlocking organic growth in the U.S. while maximizing performance internationally with strong brands and operational excellence. As we continue to pursue consumer-driven opportunities, we're thoughtfully making investments to reshape our portfolio with a focus on megatrends, particularly in the areas of enhanced wellness and sustainability.

FY23 HIGHLIGHTS

- **Introduced Burt's Bees Rescue Lip Relief in a squeezable form.** As the lip care leader, the brand extended its core equity around hydration to address consumers' needs for treatment-oriented products. The innovation instantly relieves and replenishes severely dry lips with 100% natural origin ingredients, and helped generate a double-digit sales increase across the Rescue line.
- **Leveraged Hidden Valley's equity in ranch to expand into condiments meant for dipping, dunking and drizzling foods beyond salad.** Packaged in an inverted bottle and shelved in the dipping section, Pickle Flavored Ranch and Buffalo Ranch combined revenue grew 3X in their first four months post launch, with more flavors coming soon.
- **Added user-friendly ingredient definitions to SmartLabel to help consumers better understand the function of our ingredients.** Clorox was the first company to add this language for cleaning and disinfecting products, as part of our investment to reshape our portfolio with a greater emphasis on consumer transparency and enhancing broader industry practices.
- **In 2022, Clorox was recognized by the U.S. Environmental Protection Agency with two Safer Choice Partner of the Year awards.** These awards recognize our significant achievements in support of the Safer Choice program and signal our efforts to meet rising consumer interest in wellness by delivering products with ingredients that are safer for communities and the environment.

TACKLING INDUSTRY CHALLENGES TOGETHER

We have set ambitious ESG commitments and goals, which can only be achieved by working with peers and across our value chain to tackle shared challenges impacting the environment, from conceptualizing more sustainable packaging to protecting biodiversity in our supply chains. Some of these collaborative forums include:

























Circular Action Alliance | Global Shea Alliance | New Plastics Economy Global Commitment | Earthworm | The Sustainability Consortium | Supplier Leadership on Climate Transition

CDP Disclosure Insight Action | Sustainable Coconut Partnership | UN Global Compact | AIM Progress | Responsible Mica Initiative | U.S. Plastics Pact

SUPPORTING WELLNESS OF TODAY'S PET FAMILIES

Pets and their people are more connected than ever. Today, 96%* of pet owners view their pets as family. This trend is especially true among Millennials and Gen Z consumers, who make up almost half of U.S. pet parents. This evolving relationship influences purchase decisions, with 80%** of pet owners paying closer attention to wellness while still prioritizing convenience, efficacy and cost.

Our Fresh Step brand, which is committed to helping pets and their families live in harmony, tapped into this trend when it launched Crystals Health Monitor Litter. This evolution of Fresh Step's core crystal product helps owners easily monitor their cat's health and detect potential illnesses like urinary tract infections and acidosis early through color-changing, pH-activated crystals. All this without compromising on other benefits consumers love, like powerful 30-day odor control and a convenient, lightweight formula.



TAPPING INTO CONSUMER MEGATRENDS FOR APPROACHABLE CLEANING

Today's consumers have a variety of ever-evolving needs and expectations for the products we make. For example, we've witnessed two major trends collide with the demand for cleaning products that are tough enough to maintain high health and hygiene standards yet offer a gentle, more sustainable alternative to traditional disinfectants. In response, we're proud to have introduced two new product platforms: Clorox Free & Clear and Clorox EcoClean from CloroxPro.

The new Clorox Free & Clear line boasts a trio of products — Compostable Wipes, Disinfecting Mist and a Multi-Surface Spray Cleaner — that offer the effectiveness our consumers expect without any dyes, bleach or ammonia. These products are safe to use around kids, pets and food.

For spaces outside the home, Clorox EcoClean is specially designed for professionals seeking a sustainable and effective approach to keeping public spaces clean and healthy. The platform includes a Disinfecting Cleaner, an All-Purpose Cleaner and a Glass Cleaner that help organizations meet their own sustainability goals, such as LEED and WELL certifications.

Products in both platforms use EPA Safer Choice or Design for the Environment-certified ingredients, meaning every ingredient has been carefully reviewed for human health and environmental safety. These certifications help advance our ESG goal to increase sales of products with targeted certifications and product transparency affiliations. They also meet our own standard for efficacy and broaden our business around our legacy Clorox brand, while ensuring we address the unique needs of today's consumers.

*   Source: Shopper Spectrum, Bridging the Clorox consumer with LER Shoppers May 2023, MotivBase — Consumer Perceptions of the Cat-Human Relationship

** Source: Packaged Facts, US Pet Market Outlook 2023-2024, Mintel Pet Supplies US, Fall 2022, Shopper Spectrum, Bridging the Clorox consumer with LER Shoppers May 2023

WE SEE *our* Purpse *in action*

We invest in our people and communities to contribute to a more equitable and sustainable world. Being a good global corporate citizen has been part of our DNA for more than 110 years and is just another way we fulfill our purpose to champion people to be well and thrive every single day.



ADVANCING ENVIRONMENTAL JUSTICE

Rooted in our ambitions to create a cleaner world, support healthy lives and help communities thrive, The Clorox Company Foundation expanded its Healthy Parks Project, further advancing its commitment to environmental justice by improving access to green spaces within underserved communities.

Through grants totaling $200,000 and volunteer hours from hundreds of teammates this fiscal year, the initiative supported organizations including Park Pride in Atlanta, Ga., and the Durham Parks Foundation in North Carolina to refresh green spaces in areas where our teammates live and work.

SUPPORTING WELL-BEING THROUGH DISASTER RELIEF EFFORTS

Our product donations provide us with another tool to support community well-being. We continue to donate cash and products to support disaster relief efforts and public health around the world. In fiscal year 2023, this included responding to Hurricane Ian in Florida and flooding in Kentucky through partnerships with the American Red Cross and Americares. Following the earthquake that struck Turkey and Syria in February, the Clorox Europe team also contributed to the Disasters Emergency Committee. To further aid communities affected by Cyclone Yaku, our Peru business donated wipes and bleach to a local relief organization, Juguete Pendiente.







GROWING ECONOMIES AND ECOSYSTEMS THROUGH RESPONSIBLE SOURCING

We're working to reduce the impacts of raw materials used across our brands. This includes helping to combat deforestation by increasing the percentage of recycled or responsibly sourced certified virgin fiber used in purchased packaging. Our efforts have resulted in an increase from 93% in CY21 to 99% in CY22, just short of our 100% goal.

Our commitment to greater sustainability extends to enhancing biodiversity, fueling economic growth and championing human and labor rights in our supply chains, in particular those with vulnerable populations. Through Clorox's continued support of Earthworm Foundation's Aceh Landscape Project, the organization collaborated on a landscape collective action to train and coach four local companies — employing 893 workers — on improved labor procedures, employee contracts and occupational health and safety in the Indonesian region of Aceh, Sumatra.

As a member of Action for Sustainable Derivatives, we've also helped to empower local communities in our palm oil supply chain. Burt's Bees provided additional support through the ASD Impact Fund at Tides Foundation. In 2022, the Fund supported work by Kaleka to restore 90 hectares of land and protect an additional 500 hectares in villages across two of the largest palm-producing districts in Central Kalimantan, Indonesia.

Burt's Bees led several other impactful initiatives in fiscal year 2023 as part of its Global Supply Chain Investment program. The SheKeeper initiative, for example, has trained over 900 women in Ghanaian shea communities in beekeeping and created over 1,200 new farmer jobs to date. SheKeeper started in 2021 in partnership with USAID West Africa Trade and Investment Hub, Partnership for Natural Ingredients and three strategic ingredient suppliers.

In the U.S., the brand partnered with Blue Diamond Growers and Project *Apis m.* to support pollinator health and almond growers in California's Central Valley, home to 80% of the world's almond supply. The partnership has impacted over 200 growers and nearly 60,000 hives in California, creating better conditions for bees and growers.



Photo courtesy of Earthworm Foundation

2023 FINANCIAL PERFORMANCE

NET SALES
($ millions)



- $7,341 — FY21
- $7,107 — FY22
- $7,389 — FY23

NET SALES GROWTH
(vs. year ago)



- 9% — FY21
- -3% — FY22
- 4% — FY23

ADJUSTED EBIT MARGIN[1]
(as a % of net sales)
(non-GAAP)



- 17.3% — FY21
- 10.8% — FY22
- 12.4% — FY23

ECONOMIC PROFIT[2]
($ millions)
(non-GAAP)



- $672 — FY21
- $282 — FY22
- $397 — FY23

ADJUSTED EPS[3]
(non-GAAP)



- $7.25 — FY21
- $4.10 — FY22
- $5.09 — FY23

FREE CASH FLOW[4]
(% of net sales)
(non-GAAP)



- 12.9% — FY21
- 7.5% — FY22
- 12.6% — FY23

SALES BY SEGMENT



35% Health and Wellness
Cleaning
Clorox
Clorox 2
Scentiva
Pine-Sol
Liquid-Plumr
Tilex
Formula 409

Professional Products
Clorox Healthcare
CloroxPro

28% Household
Bags and Wraps
Glad

Cat Litter
Fresh Step
Scoop Away
Ever Clean

Grilling
Kingsford

18% Lifestyle
Food Products
Hidden Valley

Natural Personal Care
Burt's Bees

Water Filtration
Brita

16% International
Clorox
Ayudin
Clorinda
Poett
Pine-Sol
Glad
Brita
RenewLife
Ever Clean
Burt's Bees

3% Corporate and Other
Vitamins, Minerals and Supplements
Rainbow Light
Natural Vitality
NeoCell
RenewLife

FINANCIAL FOOTNOTES

See footnotes below for descriptions of these not generally accepted accounting principles, or non-GAAP measures, how management uses them, the reasons management believes they are useful to investors and reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures; should be read in connection with the company's consolidated financial statements presented in accordance with GAAP; and may not be the same as similar measures provided by other companies due to potential differences in methods of calculation or differences in which items are incorporated into these adjustments. For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the company's Current Reports on Form 8-K filed with the SEC and in the Investors section of the company's website www.thecloroxcompany.com.

¹Supplemental Unaudited Reconciliation of Earnings Before Income Taxes to EBIT[i, iii] and Adjusted EBIT[ii, iii]

Dollars in millions and percentages based on rounded numbers	FY23	FY22	FY21
Earnings (losses) before income taxes	$ 238	$ 607	$ 900
Interest income	(16)	(5)	(5)
Interest expense	90	106	99
EBIT[i, iii]	$ 312	$ 708	$ 994
EBIT margin[i, iii]	4.2%	10.0%	13.5%
VMS impairment[iv]	445	—	329
Professional Products supplier charge[v]	—	—	28
Saudi JV acquisition gain[vi]	—	—	$ (82)
Streamlined operating model[vii]	60	—	—
Digital capabilities and productivity enhancements investment[viii]	100	61	—
Adjusted EBIT — non-GAAP[ii, iii]	$ 917	$ 769	$ 1,269
Adjusted EBIT margin[ii, iii]	12.4%	10.8%	17.3%
Net sales	$ 7,389	$ 7,107	$ 7,341

i   EBIT (a non-GAAP measure) represents earnings (losses) before income taxes (a GAAP measure), excluding interest income and interest expense, as reported above. EBIT margin is the ratio of EBIT to net sales.

ii   Adjusted EBIT (a non-GAAP measure) represents earnings (losses) before income taxes (a GAAP measure), excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions and other nonrecurring or unusual items as reported above). Adjusted EBIT margin is the ratio of adjusted EBIT to net sales.

iii   Management believes the presentation of EBIT, EBIT margin, adjusted EBIT and adjusted EBIT margin provides useful additional information to investors about trends in the company's operations and is useful for comparability of performance over time. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures. In addition, these non-GAAP financial measures may not be the same as similar measures provided by other companies due to potential differences in methods of calculation and items being excluded. They should be read in connection with the company's consolidated financial statements presented in accordance with GAAP.

iv   Reflects goodwill and trademarks impairment charges recorded during the third quarter of fiscal year 2021 and third quarter of fiscal year 2023 related to the VMS business.

v   Represents noncash charges of $28 on investments and related arrangements made with a Professional Products business supplier.

vi   Represents an $82 noncash net gain from the remeasurement of the Company's previously held investment in its Saudi joint venture.

vii   Reflects the restructuring and related costs, net incurred by the company for implementation of the streamlined operating model. These expenses were primarily attributable to employee-related costs and other associated costs.

viii   Reflects the incremental operating expenses primarily recorded within selling and administrative expenses related to implementation of the Company's digital capabilities and productivity enhancements investment. The expenses relate to the following:

12 Months Ended June 30, 2023	FY23	FY22
External consulting fees[a]	$ 79	$ 43
IT project personnel costs[b]	6	11
Other[c]	15	7
Total	$ 100	$ 61

a. Comprised of third-party consulting fees incurred to assist in the project management and the preliminary project stage of this transformative investment. The company relies on consultants for certain capabilities required for these programs that it does not maintain internally. These costs support the implementation of these programs incremental to the company's normal IT costs and will not be incurred following implementation.

b. Comprised of labor costs associated with internal IT project management teams that are utilized to oversee the new system implementations. Given the magnitude and transformative nature of the implementations planned, the necessary project management costs are incremental to the historical levels of spend and will no longer be incurred subsequent to implementation. As a result of this long-term strategic investment, the company does not consider these costs to be reflective of the ongoing costs to operate its business.

c. Comprised of various other expenses associated with the company's new system implementations, including company personnel dedicated to the project that have been backfilled with either permanent or temporary resources in positions that are considered part of normal operating expenses.

[2]Reconciliation of Economic Profit (unaudited)[i]

Dollars in millions	FY23	FY22	FY21
Earnings before income taxes	$ 238	$ 607	$ 900
Add back:			
Certain U.S. GAAP charges[ii]	605	61	357
Interest expense	90	106	99
Less:			
Saudi JV acquisition gain[ii]	—	—	(82)
Earnings before income taxes, certain U.S. GAAP items and interest expense	**933**	**774**	**1,274**
Less:			
Income taxes on earnings before income taxes, certain U.S. GAAP items and interest expense[iii]	220	174	264
Adjusted after tax profit	$ 713	$ 600	$ 1,010
Less: After tax profit attributable to noncontrolling interests	12	9	9
Adjusted after tax profit attributable to Clorox	701	591	1,001
Average capital employed[iv]	$ 3,383	$ 3,428	$ 3,655
Less: Capital charge[v]	$ 304	$ 309	$ 329
Economic profit[i] (Adjusted after-tax profit attributable to Clorox less capital charge)	**$ 397**	**$ 282**	**$ 672**

i Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, significant losses/ (gains) related to acquisitions and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company's effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate).EP is a key financial metric that the Company's management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company's management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.

ii Certain U.S. GAAP charges includes incremental operating expenses related to the implementation of the Company's digital capabilities and productivity enhancements investment, restructuring and related implementation costs related to implementation of the streamlined operating model, noncash impairments related to the Vitamins, Minerals and Supplements (VMS) business, noncash charges on investments and related arrangements made with a Professional Products business supplier and a noncash nonrecurring net gain related to the Company's increased investment in each of the two entities comprising its joint venture in the Kingdom of Saudi Arabia (Saudi JV).

iii The tax rate applied is the effective tax rate before the identified U.S. GAAP items was 23.6%, 22.5% and 20.7% in fiscal years 2023, 2022, and 2021, respectively. The difference between the fiscal year 2023 effective tax rate on earnings of 32.4% is due to the tax rate impact of the FY23 VMS impairment and incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of (8.9)% and 0.1%, respectively. The difference between the fiscal year 2022 effective tax rate on earnings of 22.4% is due to the tax rate impact of the incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of 0.1%. The difference between the fiscal year 2021 effective tax rate on earnings of 20.1% is due to the tax rate impact of the Professional Products supplier charge, FY21 VMS impairment, and Saudi JV acquisition gain of 0.1%, (0.4)%, and 0.9%, respectively.

iv Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax U.S. GAAP items, as applicable, and deduct the current year after tax noncash, nonrecurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.

v Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Dollars in millions	FY23	FY22	FY21
Total assets	$ 5,945	$ 6,158	$ 6,334
Less:			
Accounts payable and accrued liabilities[vi]	1,650	1,463	1,670
Current operating lease liabilities	87	78	81
Income taxes payable	121	—	—
Long-term operating lease liabilities	310	314	301
Other liabilities[vi]	804	778	819
Deferred income taxes	28	66	67
Noninterest-bearing liabilities	3,000	2,699	2,938
Total capital employed[iv]	**2,945**	**3,459**	**3,396**
After tax certain U.S. GAAP items[ii]	362	0	212
Adjusted capital employed[iv]	**$ 3,307**	**$ 3,459**	**$ 3,608**
Average capital employed	**$ 3,383**	**$ 3,428**	**$ 3,655**

vi Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.

³Reconciliation of Adjusted EPSⱽ

Dollars in millions except per share data	FY23	FY22	% Change
As reported (GAAP)	$ 1.20	$ 3.73	(68)%
VMS impairmentⁱ	2.91	—	—
Streamlined operating modelⁱⁱ	0.37	—	—
Digital capabilities and productivity enhancements investmentⁱⁱⁱ	0.61	0.37	—
As adjusted (Non-GAAP)ⁱᵛ, ⱽ	$ 5.09	$ 4.10	24%

i   During the year ended June 30, 2023, noncash impairment charge of goodwill and trademarks was recorded of $445 ($362 after tax) related to the VMS business.

ii   During the year ended June 30, 2023, the company incurred approximately $60 ($45 after tax) of restructuring and related costs, net for implementation of the streamlined operating model.

iii   During the year ended June 30, 2023 and June 30, 2022, the company incurred approximately $100 ($76 after tax) and $61 ($47 after tax), respectively, of operating expenses related to its digital capabilities and productivity enhancements investment.

iv   Adjusted EPS is defined as diluted earnings per share that excludes or has otherwise been adjusted for significant items that are nonrecurring or unusual. The income tax effect on non-GAAP items is calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment.

v   Adjusted EPS is supplemental information that management uses to help evaluate the company's historical and prospective financial performance on a consistent basis over time. Management believes that by adjusting for certain items affecting comparability of performance over time, such as asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions and other nonrecurring or unusual items, investors and management are able to gain additional insight into the company's underlying operating performance on a consistent basis over time. However, adjusted EPS may not be the same as similar measures provided by other companies due to potential differences in methods of calculation or differences in which items are incorporated into these adjustments.



⁴Reconciliation of Free Cash Flow

Dollars in millions and percentages based on rounded numbers	FY23	FY22	FY21
Net cash provided by operations — GAAP	$ 1,158	$ 786	$ 1,276
Less: Capital expenditures	228	251	331
Free cash flow — non-GAAPⁱ	$ 930	$ 535	$ 945
Free cash flow as a percentage of net sales — non-GAAP	12.6%	7.5%	12.9%
Net sales	$ 7,389	$ 7,107	$ 7,341

i   Management uses free cash flow and free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth and financing activities, including debt payments, dividend payments and stock repurchases. Free cash flow does not represent cash available only for discretionary expenditures since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures. In addition, free cash flow may not be the same as similar measures provided by other companies due to potential differences in methods of calculation and items being excluded. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be read in connection with the company's consolidated financial statements presented in accordance with GAAP.

FY23 ESG PROGRESS SNAPSHOT*

PROGRESS KEY

Achieved: Met IGNITE goal

Achieved/ongoing: Met IGNITE goal this fiscal year; commitment to continue meeting same goal annually through 2030

On track: Meeting internal milestones to achieve goal

In progress: Taking action to achieve goal or set targets; however, internal milestones have not yet been met

CLEAN WORLD

PLASTIC AND OTHER WASTE IGNITE GOAL/TARGET	PERFORMANCE	STATUS	PROGRESS***
50% combined reduction in virgin plastic and fiber packaging by 2030, per case of product sold vs. 2018 baseline[D5]	9%	In progress	
100% recyclable, reusable or compostable packaging by 2025[D6]	88%	In progress	
Double post-consumer recycled plastic in packaging by 2030 (+50% by 2025) vs. 11% 2018 baseline	10%	In progress	
100% global facilities zero waste to landfill by 2030 (plants by 2025)**[D7]	Plants: 80%	On track	
	Facilities: 52%	On track	

CLIMATE STEWARDSHIP IGNITE GOAL/TARGET	PERFORMANCE	STATUS	PROGRESS***
Achieve science-based targets by 2030 vs. a 2020 baseline:[D8] • 50% scopes 1 and 2 reduction target	Scopes 1 and 2: 65% ◆	Scopes 1 and 2: Achieved/ongoing	
• 25% scope 3 reduction target for purchased goods and services and use of sold products Achieve net-zero emissions by 2050[D8]	Scope 3: 15%	Scope 3: In progress	
100% electricity from renewable energy in the U.S. and Canada[D9]	100% ◆	Achieved/ongoing	

*   For a comprehensive update on our IGNITE ESG goals and metrics, see pages 42-43 of our full annual report, available at thecloroxcompany.com/annualreport, and visit our ESG Data Hub at https://clorox.metrio.net to view progress over time. References that include a "D" refer to endnotes that can be viewed on pages 55-56 in the full annual report.

**   As of June 30, 2023.

*** As of December 31, 2022, unless stated otherwise.

HEALTHY LIVES

PRODUCT STEWARDSHIP IGNITE GOAL/TARGET	PERFORMANCE	STATUS	PROGRESS**
Collaborate to advance the science behind alternative approaches to animal testing	Full approval of four of six methods	On track	
Improve Chemical Footprint Project survey score for domestic cleaning portfolio 50% by 2030 with interim target of 35% by 2025***[D4]	Begin reporting progress in FY24	On track	
Publicly share Clorox restricted substances lists	Completed for domestic Professional Products and Cleaning business units in FY22	Achieved	
Increase reach of SmartLabel and expand our scope of consumer-meaningful information	Incorporated ACI's 'What Cleaning Ingredients Do' descriptions of cleaning product ingredients into SmartLabel product listings	On track	N/A †
Increase sales of products with targeted certifications and product transparency affiliations for domestic cleaning product portfolio 100% by CY25, compared to CY20 baseline ***	29% of goal achieved vs. baseline as of CY22	In progress	

EMPLOYEES IGNITE GOAL/TARGET	PERFORMANCE	STATUS	PROGRESS**
Maintain our recordable incident rate of <1.0[D1]	0.55 ◈	Achieved/ongoing	
Enhance employee financial literacy — enabling better planning and superior retirement readiness — as measured by income replacement ratio during retirement, exceeding Vanguard's 401(k) client average of 56%, with an aspirational target of 75%[D3]	Overall employees: 63% Production employees: 69% Nonproduction employees: 56%	In progress	
Enhance health and well-being outcomes as measured by employee utilization of preventive health screenings, exceeding UnitedHealthcare's CPG benchmark of 26%, with an aspirational composite target of 33%***[D2]	29%	On track	

CONSUMERS IGNITE GOAL/TARGET	PERFORMANCE	STATUS	PROGRESS**
Increase our consumer well-being as measured by number of wellness-related product categories in U.S. homes vs. FY19 baseline (IRI panel data)	–9%, or –10.9 million vs. FY19	In progress	

* For a comprehensive update on our IGNITE ESG goals and metrics, see pages 42-43 of our full annual report, available at thecloroxcompany.com/annualreport, and visit our ESG Data Hub at https://clorox.metrio.net to view progress over time. References that include a "D" refer to endnotes that can be viewed on pages 55-56 in the full annual report.

** As of June 30, 2023, unless stated otherwise.

*** As of December 31, 2022.

† As of FY23, this qualitative goal has no measurable 2030 outcomes.

THRIVING COMMUNITIES

EMPLOYEES IGNITE GOAL/TARGET	PERFORMANCE	STATUS	PROGRESS**
Ensure pay equity across gender globally and races/ethnicities in the U.S.[D10]	Confirmed in FY23	Achieved/ongoing	
Achieve gender and race/ethnicity representation target	Launched Inclusion, Diversity, Equity and Allyship strategy in FY23	In progress	
Achieve inclusion index goals: Parity across total company (76% in FY23) vs. women and people of color****[D12]	Women (global): 79%	Women: Achieved/ongoing	
	POC (U.S.): 75%	POC: On track	
Set targets related to manager capabilities and workforce experience	Evaluating potential targets	In progress	

* For a comprehensive update on our IGNITE ESG goals and metrics, see pages 42-43 of our full annual report, available at thecloroxcompany.com/annualreport, and visit our ESG Data Hub at https://clorox.metrio.net to view progress over time. References that include a "D" refer to endnotes that can be viewed on pages 55-56 in the full annual report.

** As of June 30, 2023, unless stated otherwise.

**** Based on survey conducted February-March 2023.



$0.5M
U.S. CAUSE MARKETING

$4.4M
FOUNDATION & CORPORATE COMMUNITY CASH GRANTS

$44.5M[A]
U.S. CORPORATE PRODUCT DONATIONS[D13]

$201.3M
SPENDING WITH DIVERSE SUPPLIERS[D14]

127,000
EMPLOYEE VOLUNTEER HOURS OR $4M IN CY22[D15]

53%
PARTICIPATION IN EMPLOYEE GIVING CAMPAIGN

4,516
NONPROFIT BENEFICIARIES

82%[A]
EMPLOYEE ENGAGEMENT (IN LINE WITH THE 50TH PERCENTILE OF FORTUNE 500 COMPANIES)[D12]

DIVERSE REPRESENTATION*, **, D11

Leadership & Governance



25%

PEOPLE OF COLOR BOARD MEMBERS

(VS. 22% FORTUNE 500 AVERAGE IN 2022)

50%

WOMEN BOARD MEMBERS

(VS. 30% FORTUNE 500 AVERAGE IN 2022)

14%

PEOPLE OF COLOR CLOROX EXECUTIVE COMMITTEE MEMBERS

50%

WOMEN CLOROX EXECUTIVE COMMITTEE MEMBERS

Across the company



People of color — U.S.

42%
TOTAL EMPLOYEES (2,623)

17% [A]
SENIOR EXECUTIVES (4)

34% [A]
MANAGERS (569)

50%
OTHER NONPRODUCTION EMPLOYEES (556)

44%
PRODUCTION EMPLOYEES (1,493)

Women — Global

36%
TOTAL EMPLOYEES (3,088)

50% [A]
SENIOR EXECUTIVES (12)

49% [A]
MANAGERS (1,142)

58%
OTHER NONPRODUCTION EMPLOYEES (1,109)

19%
PRODUCTION EMPLOYEES (824)

* For a comprehensive update on our IGNITE ESG goals and metrics, see pages 42-43 of our full annual report, available at thecloroxcompany.com/annualreport, and visit our ESG Data Hub at https://clorox.metrio.net to view progress over time. References that include a "D" refer to endnotes that can be viewed on pages 55-56 in the full annual report.

** As of June 30, 2023.

GOVERNANCE

IGNITE GOAL/TARGET	PERFORMANCE	STATUS	PROGRESS**
Executive compensation awards tied to elements of our ESG goals for members of the Clorox Executive Committee, including for the CEO	Executives' individual performance assessments and short-term incentive awards are tied to ESG goal achievement. Additional detail disclosed in the company's proxy statement.	Achieved/ongoing	

2 OF 3
PEOPLE OF COLOR COMMITTEE CHAIRS**

5.1 YEARS
AVERAGE BOARD TENURE**

100%
INDEPENDENT DIRECTORS
(EXCLUDING CEO)**

50%
WOMEN BOARD MEMBERS**

** As of June 30, 2023.

OUR COMMITMENT TO STRONG CORPORATE GOVERNANCE

Our board of directors continued to apply their strong, diverse and relevant skills to provide meaningful oversight of the company and its execution of the IGNITE strategy, demonstrating active engagement with the issues most important to investors.

Our governance practices extend to transparency in our disclosures, robust board risk management oversight mechanisms, board oversight of human capital matters and corporate culture, and a commitment to hearing perspectives from stakeholders. In fiscal year 2023 we continued to evolve our approach to governance, given external and internal factors such as increased regulation and our new operating model.

With a focus on ESG, this evolution included creating a new internal ESG management structure and hiring our first full-time vice president and head of sustainability to lead our ESG work. The governance structure starts at the top with oversight from our board and senior management team. Our ESG Executive Committee determines strategic considerations to ensure we continue our ESG leadership, while the ESG Steering Team, led by our head of sustainability, drives sustainability initiatives, including reporting and executing against our ambitious IGNITE ESG goals. An ESG Disclosure Committee also reviews key ESG reporting, processes, data controls and systems to assist the company in providing transparent and accurate disclosures and satisfying regulatory reporting requirements.

Our ESG governance structure and related processes include a system of mechanisms to further integrate our IGNITE ESG goals into our business units, allocate resources and assign decision-making authority and accountability. This enables us to better set ESG targets and measure performance. The structure also helps identify and mitigate ESG-related risks such as resource dependency, resource scarcity and physical business disruption.

Given the ever-evolving external environment, we're committed to continuously evaluating our governance approach as we drive toward our IGNITE goals and strive to achieve our integrated ESG ambitions.



AUDITOR STATEMENT

Independent Accountants' Review Report



To the Management of The Clorox Company

We have reviewed The Clorox Company's ("Clorox") accompanying Schedule of Selected Environmental Indicators and Schedule of Selected Quantitative Performance Indicators included in Appendix A (the "Subject Matter") and as presented in the Company's Annual Report identified by the "◆" symbol presented in Clorox's Annual Report for the reporting periods indicated in the table below, based on the criteria also set forth in Appendix A (the "Criteria"). Clorox's management is responsible for the Subject Matter, based on the Criteria. Our responsibility is to express a conclusion on the Subject Matter based on our review.

Subject Matter	Reporting Period
Schedule of Selected Environmental Indicators	For the year ended December 31, 2022
Schedule of Selected Quantitative Performance Indicators	For the year ended June 30, 2023

Our review was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA) AT-C section 105, *Concepts Common to All Attestation Engagements*, and AT-C section 210, *Review Engagements*. Those standards require that we plan and perform our review to obtain limited assurance about whether any material modifications should be made to the Subject Matter in order for it to be based on the Criteria. The procedures performed in a review vary in nature and timing from and are substantially less in extent than, an examination, the objective of which is to obtain reasonable assurance about whether the Subject Matter is based on the Criteria, in all material respects, in order to express an opinion. Accordingly, we do not express such an opinion. Because of the limited nature of the engagement, the level of assurance obtained in a review is substantially lower than the assurance that would have been obtained had an examination been performed. As such, a review does not provide assurance that we became aware of all significant matters that would be disclosed in an examination. We believe that the review evidence obtained is sufficient and appropriate to provide a reasonable basis for our conclusion.

We are required to be independent of Clorox and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review engagement. Additionally, we have complied with the other ethical requirements set forth in the Code of Professional Conduct and applied the Statements on Quality Control Standards established by the AICPA.

The procedures we performed were based on our professional judgment. Our review consisted principally of applying analytical procedures, making inquiries of persons responsible for the subject matter, obtaining an understanding of the data management systems and processes used to generate, aggregate and report the Subject Matter and performing such other procedures as we considered necessary in the circumstances.

As described in Appendix A, the Subject Matter is subject to measurement uncertainties resulting from limitations inherent in the nature and the methods used for determining such data. The selection of different but acceptable measurement techniques can result in materially different measurements. The precision of different measurement techniques may also vary. Furthermore, Scope 3 emissions are calculated based on a significant number of estimations and management assumptions due to the inherent nature of the Greenhouse Gas Protocol Corporate Standard and Technical Guidance for Calculating Scope 3 Emissions criteria.

The information included in The Clorox Company's Annual report, other than the Subject Matter, has not been subjected to the procedures applied in our review and, accordingly, we express no conclusion on it.

Based on our review, we are not aware of any material modifications that should be made to the Schedule of Selected Environmental Indicators and the Schedule of Selected Quantitative Performance Indicators for the periods indicated in the table above in order for them to be based on the Criteria.

Ernst & Young LLP

September 15, 2023

ESG PERFORMANCE NOTES

APPENDIX A:

Schedule of Selected Environmental Indicators for the year ended December 31, 2022

INDICATOR NAME	UNIT	VALUE	CRITERIA	REPORTING BOUNDARY
Scope 1 greenhouse gas (GHG) emissions[1, 2, 3, 4]	Metric tons carbon dioxide equivalent (tCO_2e)[5]	65,205	The World Resources Institute/World Business Council for Sustainable Development (WRI/WBCSD) Greenhouse Gas (GHG) Protocol Corporate Standard	The reporting boundary includes all global facilities and offices under the operational control of Clorox.
Scope 2 GHG emissions, location-based-method (LBM)[2, 4, 6]		173,925		
Scope 2 GHG emissions, market-based-method (MBM)[2, 4, 7]		26,682		
Combined Scope 1 + Scope 2 MBM emissions[1, 2, 3, 4, 7]		91,887		
Change in Scope 1 GHG emissions from 2020 baseline year[8]	Percent (%)	-13%		
Change in Scope 2 LBM GHG emissions from 2020 baseline year[8]		-6%	WRI/WBCSD GHG Protocol Corporate Standard, GHG Protocol Scope 2 Guidance	
Change in Scope 2 MBM GHG emissions from 2020 baseline year[8]		-86%	GHG Protocol Scope 3 Technical Guidance	
Change in combined Scope 1 and Scope 2 MBM GHG emissions from 2020 baseline year[8]		-65%		
Scope 3 (Category 4 and Category 6) GHG emissions[4, 9, 10]	tCO_2e	286,073		Scope 3 includes Category 4, finished goods transportation, in the U.S. only, and Category 6, global employee business travel.
Change in Scope 3 (Category 4 and Category 6) emissions from 2020 baseline year[8]	Percent (%)	-23%		
Energy consumption[2, 11]	Megawatt hours (MWh)	703,893	Total energy consumption, as defined by GRI 302-1e-g.[12] Significant contextual information necessary to understand how the data have been compiled have been disclosed.	The reporting boundary includes all global facilities and offices under the operational control of Clorox.
Water withdrawal[2, 13]	Megaliters	2,922	Total water withdrawal as defined by a component of GRI 303-3a.[14]	
Renewable electricity consumption[15]	MWh	369,940	Total renewable electricity consumption in the U.S. and Canada.	The reporting boundary includes all facilities and offices in the U.S. and Canada under the operational control of Clorox.
Percentage of electricity from renewable energy[2, 15]	Percent (%)	100%	Total renewable electricity procured from renewable energy sources in the U.S. and Canada divided by the total electricity usage in the U.S. and Canada.	

Schedule of Selected Quantitative Performance Indicators for the year ended June 30, 2023

INDICATOR NAME	UNIT	VALUE	CRITERIA	REPORTING BOUNDARY
Employee Engagement Score[16]	Percent (%)	82%	Total percentage of actively engaged employees, as defined by SASB TC-IM-330a.2.[17] Significant contextual information necessary to understand how the data has been compiled have been disclosed.	Employee engagement levels include employees who are actively engaged. The survey is available to all full time and part time employees excluding contractors and interns.
Recordable Incident Rate[18]	Rate of recordable work-related incidents	0.55	Rate of recordable work-related incidents as defined by GRI 403-9aiii, e-f-g.[19]	The reporting boundary includes injuries or illnesses beyond first aid that meet the definition of OSHA's definition of recordable work-related injury or ill health, referred to as "recordable work-related incidents" occurring at global facilities and offices under the operational control of Clorox with 10 or more employees including remote workers.

Schedule of Selected Quantitative Performance Indicators for the year ended June 30, 2023 (continued)

INDICATOR NAME		UNIT	VALUE	CRITERIA	REPORTING BOUNDARY
Workforce Representation[20, 21, 22]	Female managers, global	Percent (%)	49%	Global female managers, divided by the total number of global managers.	The reporting boundary for female managers and female senior executives includes all U.S. and global employees, both active and part-time employees (excluding interns, contractors, and fixed-term employees).
	Female senior executives, global		50%	Global female senior executives, divided by the total number of global senior executives.	
	People of Color (POC) managers, U.S.		34%	U.S. People of Color (POC)[23] managers, divided by the total number of U.S. managers.	The reporting boundary for POC managers and POC senior executives includes all U.S. employees, both active and part-time employees (excluding interns, contractors, and fixed-term employees).
	POC senior executives, U.S.		17%	U.S. POC[23] senior executives, divided by the total number of U.S. senior executives.	
U.S. Product Donations[24]		$ USD (million)	44.5	Total direct economic value distributed through community investments.	Fair market value (FMV) of all U.S. product donations used to aid in disaster relief or to support schools, food banks, and other non-profit organizations (defined as 501(c)(3) organizations and equivalents).

Note: Non-financial information is subject to measurement uncertainties resulting from limitations inherent in the nature and the methods used for determining such data. Selection of different but acceptable measurement techniques can result in materially different measurements. Precision of different measurement techniques may vary.

1 Clorox produces biogenic emissions as a result of direct wood pyrolysis. Direct wood pyrolysis is considered to be a carbon neutral process; therefore, there are zero biogenic CO2 emissions, but CO2 equivalent emissions from CH4 and N2O are included within Clorox's Scope 1 emissions.

2 Clorox's natural gas, electricity and municipal water consumption data for U.S. sites are tracked by Clorox's third-party utility management company. Other sources of energy and water consumption in the U.S. are tracked manually on a site-by-site basis and reported to Clorox's corporate team on an annual basis. For international sites, all energy and water consumption data is tracked manually and reported annually to Clorox's corporate team. For facilities that do not receive invoices or meter readings necessary to obtain actual energy consumption, Clorox utilizes an estimation methodology that considers historical and known data.

3 Scope 1 emission sources include direct energy used by Clorox in its operations, categorized by stationary combustion, mobile combustion, refrigerant use, direct volatile organic compound (VOC) loss and direct wood pyrolysis. The last two sources relate mainly to Clorox's Kingsford business unit. Process emissions outside of the Kingsford business unit were identified as being immaterial as a source of emissions within Clorox's operational boundary.

4 Scope 1 emissions were calculated using 2023 EPA Center for Corporate Climate Leadership Emission Factors for Greenhouse Gas Inventories (Published in 2023) and Title 40 Part 98 Table C-2: Wood & Wood Residuals emission factors. Scope 2 emissions were calculated using 2020 International Energy Agency (IEA) emission factors (published in 2022), 2021 eGRID emission factors (published in January 2023), 2020 emission factors from 2022 Canada National Inventory Report (NIR) Annex 23 for Ontario. Scope 3, Category 4 and Category 6 emissions were calculated using 2023 EPA Center for Corporate Climate Leadership Emission Factors for Greenhouse Gas Inventories (Published in 2023). Global warming potentials from the 2007 IPCC Fourth Assessment Report were applied to all emissions calculations. Clorox utilized standard and widely accepted conversion factors for the purposes of calculating their emissions footprint.

5 Gases included in the reporting boundary are CO2, CH4, N2O and HFCs. HFCs are used in refrigerants. The majority of the reported CO2e emissions are from CO2 with the remainder being composed of CH4, N2O, and HFCs.

6 Scope 2 LBM emission sources include purchased electricity. Purchased steam, heating, and cooling, as well as sold electricity, steam, heating, and cooling were not identified as a source of emissions within Clorox's operational boundary.

7 Scope 2 MBM method emissions utilize various environmental attributes from Renewable Energy Credits (RECs) associated with virtual power purchase agreements (VPPAs), RECs purchased on the open market, and International RECs (I-RECs) purchased through an energy service provider. The accounting for these contractual instruments is in alignment with the GHG Protocol Scope 2 Guidance Quality Criteria. These instruments were specific to facilities in the U.S., Canada, Colombia, and Chile in the 2022 reporting year. Scope 2 MBM emission sources include purchased electricity and contractual instruments. Purchased steam, heating, and cooling, as well as sold electricity, steam, heating, and cooling were not identified as a source of emissions within Clorox's operational boundary. For Scope 2 MBM emissions, supplier specific and residual mix emission factors were not applied to the Scope 2 MBM emissions calculation. An adjusted emissions factor has not been estimated to account for voluntary purchases as this may result in double counting between electricity consumers.

8 Percent change in GHG emissions from the 2020 baseline year utilizes values as of December 31, 2020, as reported in Clorox's 2021 Annual Report.

9 Scope 3, Category 4 emissions is 282,823 tCO2e and Scope 3, Category 6 emissions is 3,250 tCO2e of the consolidated Scope 3 Category 4 and Category 6 Emissions. The vast majority of Scope 3 Category 4 and 6 emissions are using data from suppliers. Scope 3 emissions outside of Scope 3 Category 4 and Category 6 emissions are not subject to assurance by EY.

10 Scope 3, Category 4 finished goods transportation are calculated using the distance-based method applying 'per ton-mile' emission factors. Emissions sources are from air transport, road transport, rail transport, and marine transport. Emissions from storage of purchased products in warehouses, distribution centers, and retail facilities are limited in use and immaterial. Scope 3, Category 6 emissions for business travel are calculated using the distance-based method applying 'per vehicle-mile traveled' and 'per passenger-mile traveled' emission factors. Emissions sources are from commercial air flights and rental car use by Clorox's employees booked through their selected travel agencies, including Amex, BCD, and Hertz. For purposes of calculating business travel emissions, Clorox utilizes EPA's emissions factors for medium haul flights for all domestic, trans-border, and European flights, and the emissions factors for long haul flights for all international flights. There are limited non-Hertz rental vehicles that Clorox applies a miles per day average from the known Hertz data to determine mileage for non-Hertz rental vehicles.

11 Total energy consumption includes purchased electricity, natural gas, fuel oil, diesel, propane, kerosene, gasoline, and jet fuel and aligns with the sources included in the calculation of Scope 1 and Scope 2 GHG emissions.

12 Other criteria included in GRI 302-1 (i.e., total fuel consumption within the organization from non-renewable sources, total fuel consumption within the organization from renewable sources, in joules, watt-hours or multiples, the total electricity, heating, cooling and steam consumption, and in joules, watt-hours or multiples, the total electricity, heating, cooling, and steam sold) are excluded.

13 Water withdrawal includes water at all global manufacturing sites, offices and research development centers used in 1) products sold to customers, 2) the manufacturing process, 3) irrigation and 4) water withdrawn by employees during office hours for personal needs (e.g., restrooms, break rooms). Water sources include city/municipal, well, lake and river water.

14 Other components of GRI 303-3a (i.e., breakout by source) and GRI 303-3 (i.e., water stressed areas and sediment levels) are excluded.

15 Clorox's renewable electricity consumption data for the U.S. and Canada includes various contractual instruments, including RECs associated with VPPAs and RECs purchased on the open market. RECs from the U.S. and Canada have been or are being certified through the Green-e certification program.

16 Employee engagement is measured by four questions within a survey that was administered by a third-party, Perceptyx, Inc. The survey took place from February 27th, 2023, through March 17th, 2023, and 7,053 of about 8,700 Company employees responded to the survey. Responses were scored on a scale of 1 to 5 as follows: 5: Strongly agree, 4: Agree, 3: Neither agree or disagree, 2: Disagree, or 1: Strongly disagree. A response of 5 or 4 is considered a favorable response representing active employee engagement. Employee engagement is based upon employees self-reporting. To the extent that the employees do not respond to the survey, the data would not be included in the employee engagement calculation. Clorox does not expect to receive survey responses from 100% of employees, as it is not mandatory for all employees to complete the survey. As such, the employee engagement score is calculated only from responses to the Company's annual survey.

17 Other criteria included in TC-IM-330a.2 (i.e., distinct breakouts of the percent of each employee engagement levels including not engaged, passive and actively disengaged.) are excluded.

18 Recordable incident rate was determined as of July 14, 2023, for the fiscal year ended June 30, 2023, and is calculated as the sum of all recorded injuries or illnesses multiplied by 200,000 divided by the total labor hours. Recordable incident rate is calculated based upon employees self-reporting work-related injuries or illnesses which may be affected by culture, societal norms, and/or regulations. To the extent a recordable incident is not self-reported, it would not be included in the recordable incident rate calculation. Guidance on the definition of recordable work-related injuries or illnesses is based on the United States Occupational Safety and Health Administration (OSHA), General recording criteria 1904.7. Guidance on work-relatedness is defined by the United States OSHA, Determination of work-relatedness 1904.5.

19 Other criteria included in GRI 403-9a (i.e., for all employees, number and rate of fatalities as a result of work-related injuries, number and rate of high consequence work- related injuries, types of work-related injuries, number of hours worked) and other components of GRI 403-9 (i.e., for employees and workers who are not employees but whose work and/or workplace is controlled by the organization, the number and rate of fatalities as a result of work-related injury, the number and rate of high-consequence work-related injuries (excluding fatalities), the number of recordable work-related injuries for employees and both number and rate of recordable work-related injuries for non- employees, the main types of work-related injury, the number of hours worked; work-related hazards that pose a risk of high-consequence injury; any actions taken or underway to eliminate these hazards and minimize risks using the hierarchy of controls; and whether any workers have been excluded from this disclosure) are excluded.

20 Percentage of female is calculated based upon employees self-reporting their gender. Percentage of people of color is calculated based upon employees self-reporting their race. To the extent that the employees do not self-report, the data would not be included in the diversity calculation. Populations of 5 or less employees are excluded as they are immaterial to the overall calculation.

21 Managers based on headcount data of employees who reported gender and race. "Manager" is defined as internal grade ranking between "26-31" for U.S. employees and "25-31" for international employees. These internal grade ranks are determined by the Company's Human Resources compensation structure. Senior Executive based on headcount data of employees who reported gender and race. "Senior Executive" is defined as internal grade ranking of "32" and "EX". These internal grade ranks are determined by the Company's Human Resources compensation structure.

22 During FY23, Clorox updated their internal grade rank's structure for "Managers" to be grades 26-31 for U.S. employees (previously 27-31) and grades 25-31 for international employees (previously 26-31). This change resulted in additional grade levels to be considered a "Manager" within the FY23 indicator calculation. This is only a change to Clorox's calculation methodology, and both the current year and prior year values accurately reflected the criteria that was applied at that time.

23 POC is defined as any race that is not White (including but not limited to Asian; Black; Latino; Native American; Native Hawaiian; or two or more races).

24 U.S. Product Donation is derived from the current year fair market value of the products donated. U.S. product donations include donations made by the Company's U.S. divisions and were determined based on available documentation for the fiscal year ended June 30, 2023.



ABOUT THIS REPORT

CURRENT PRIORITIES

The Clorox Company's integrated annual report highlights our financial and ESG performance. Unless otherwise noted, fiscal year financial performance is presented in accordance with GAAP in the U.S., which include principles for determining materiality related to financial reporting. For any non-GAAP financial information, we have provided reconciliations to the most comparable GAAP measure starting on page 21.

The ESG information focuses on performance related to the company's identified ESG priorities. For purposes of this reporting, prioritization is based on how much a topic influences our business success, including alignment with our corporate strategy and purpose; potential impact on our operations, consumers, business partners and other stakeholders; potential ESG impacts; and the importance of the topic to our stakeholders. Key ESG priorities may include, but are not limited to, topics that could have a significant financial impact on our company.

REVIEW OF NONFINANCIAL INFORMATION

We believe voluntary assurance strengthens our reporting process and enhances the credibility of our nonfinancial information. This year we engaged a third party to review the following nonfinancial key performance indicators, selected based on their priority to Clorox: global GHG emissions, renewable electricity consumption, energy consumption, water consumption, recordable incident rate, employee engagement, diverse representation across the company and among senior leadership, U.S. product donations and percentage of renewable electricity in the U.S. and Canada. Items that underwent assurance are indicated with an ◆ throughout the report.

THIRD-PARTY ESG FRAMEWORKS

This year's report has been developed in alignment with the Sustainability Accounting Standards Board's Household and Personal Products standard, the Task Force on Climate-related Financial Disclosures and the UNGC's Ten Principles. We also disclose how our priority ESG initiatives support the U.N. Sustainable Development Goals.

- SASB's industry-specific standards aim to help businesses around the world identify, manage and report on the sustainability topics that matter most to their investors.

- TCFD develops voluntary, consistent climate-related financial risks and opportunities disclosures for companies to provide information to investors and other stakeholders.

- The Communication on Progress — which we now submit directly to the UNGC — describes the company's actions in implementing the Ten Principles of the UNGC.

- The U.N. SDGs, adopted by all U.N. member nations, are an ambitious set of 17 interlinked global goals designed to be a "blueprint to achieve a better and more sustainable future for all" by 2030.

While Clorox used the ESG reporting frameworks outlined above for this fiscal year, we continue to monitor ongoing changes in the ESG reporting industry as SASB, the International Integrated Reporting Council and the Value Reporting Foundation have now consolidated into the IFRS Foundation — which will also assume monitoring responsibilities of TCFD — to support the new International Sustainability Standards Board's objectives and drive connectivity to financial statements. We'll continue to evaluate the evolution of nonfinancial data disclosures and potential related changes in ESG reporting frameworks.

REPORTING PERIOD AND BOUNDARY

Most data in this report covers wholly and majority-owned operations for fiscal year July 1, 2022 through June 30, 2023. Data in this report for environmental sustainability — excluding ZWtL metrics — and other metrics, as noted, is for the calendar year period of January 1, 2022, through December 31, 2022.





SHAREHOLDER INFORMATION



STOCK LISTING AND NUMBER OF RECORD HOLDERS

The Clorox Company's common stock is listed on the New York Stock Exchange, identified by the symbol CLX. As of July 25, 2023, the number of record holders of Clorox's common stock was 8,194.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Inquiries relating to shareholder records, change of ownership, change of address and the dividend reinvestment/direct stock purchase plan should be sent to:

COMPUTERSHARE
P.O. Box 43078
Providence, RI 02940-3078

Overnight correspondence should be sent to:

COMPUTERSHARE
150 Royall Street, Suite 101
Canton, MA 02021
877-373-6374 or 781-575-2726

TDD 800-952-9245 or 312-588-4110
for the hearing impaired

computershare.com/investor

SHAREHOLDER INFORMATION SERVICE

The latest company news is available at TheCloroxCompany.com.

DIVIDEND REINVESTMENT/DIRECT STOCK PURCHASE PLAN

Clorox has authorized Computershare to offer a dividend reinvestment/direct stock purchase plan. Registered shareholders can purchase additional shares. Nonshareholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox.

For more information or plan materials, visit thecloroxcompany.com>Investors>Investor Resources>Direct Stock Purchase Plan or contact Computershare.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2023, and concluded that it is effective. For more information, see Item 9.A. of the company's Form 10-K for the fiscal year ended June 30, 2023.

2023 FINANCIAL INFORMATION

Full financial statements are provided in the company's 2023 proxy statements and annual report on Form 10-K. The company's proxy statements and annual report on Form 10-K for the fiscal year ended June 30, 2023, are available at TheCloroxCompany.com and through the SEC's EDGAR database.

FORWARD-LOOKING STATEMENTS

Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the company's annual report on Form 10-K for the fiscal year ended June 30, 2023, and subsequent SEC filings for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of August 10, 2023. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

COMPARATIVE STOCK PERFORMANCE

The graph below compares the cumulative total shareholder return of Clorox's common stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and the Standard & Poor's Housewares & Specialties Index (referred to below as the Peer Group) for a five-year period ending June 30, 2023. The composite index is weighted based on market capitalization as of the end of each quarter during each of the last five years. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN[*]
Among The Clorox Company, the S&P 500 Index and Peer Group



■ The Clorox Company   ● S&P 500   ▲ Peer Group

[*] $100 invested on 6/30/18 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

	2018	2019	2020	2021	2022	2023
The Clorox Company	100.00	116.18	170.80	143.04	115.27	134.26
S&P 500	100.00	110.42	118.70	167.13	149.39	178.66
Peer Group	100.00	133.36	149.24	167.66	176.77	187.76

The stock price performance included in this graph is not necessarily indicative of future stock price performance.



The Clorox Company

1221 Broadway, Oakland, CA 94612

TheCloroxCompany.com









